Exhibit 99.1

2020 SECOND QUARTER RESULTS

With all plants and depots up and running by the end of the second quarter,

CNH Industrial reported consolidated revenues of $5.6 billion,

net income of $361 million and adjusted net loss(2)(3) of $85 million.

Net debt of Industrial Activities(2)(3) at $2.3 billion, with positive free cash flow(2)(3) of

$97 million helped by end-demand resuming in most markets and the Company’s cost reduction and cash preservation measures.

CNH Industrial ended the quarter with strong available liquidity(2)(3) of $11.5 billion.

Financial results presented under U.S. GAAP(1)

CONSOLIDATED RESULTS

•	Consolidated revenues of $5.6 billion in the second quarter of 2020, down 26% compared to the second quarter of 2019 (down 23% at constant currency)

•	Reported net income of $361 million (or $0.26 per share) in the second quarter of 2020 including a gain of $1,475 million from the remeasurement to fair value of the investment in Nikola Corporation (NKLA), partially offset by $840 million of non-cash impairment charges primarily related to the goodwill allocated to Construction, as well as asset optimization charges of $282 million, mainly as a result of the adverse COVID-19 impacts on used trucks final markets in Europe

•	Adjusted net loss of $85 million in the second quarter of 2020 compared to adjusted net income of $430 million in the second quarter of 2019

•	Adjusted diluted earnings per share(2)(3) loss of $0.07 in the second quarter of 2020 compared to adjusted diluted earnings per share of $0.31 in the second quarter of 2019

•	On June 15, Fitch Ratings (“Fitch”) affirmed CNH Industrial N.V. and CNH Industrial Capital LLC’s long-term issuer default rating at “BBB-” and changed the outlook to stable from positive

INDUSTRIAL ACTIVITIES

•	Net sales of $5.2 billion in the second quarter of 2020, down 27% compared to the second quarter of 2019 (down 24% on a constant currency basis), due to severe adverse COVID-19 impacts on supply chain and market conditions across all regions and segments

•	Adjusted EBIT(2)(3) loss of $58 million in the second quarter of 2020 compared to adjusted EBIT of $527 million in the second quarter of 2019, strongly impacted by industry demand disruption, negative absorption caused by plant shutdowns and other actions to lower inventory levels, only partially offset by reduced selling, general and administrative expenses and deferral of certain research and development expenses not related to new product launches

•	Net debt at June 30, 2020 of $2.3 billion, in line with March 31, 2020 despite the adverse impacts of COVID-19, as a result of positive free cash flow of $97 million and a variety of cash preservation measures

COVID-19 RELATED MATTERS

•	All plants and depots resumed activities in May 2020, with safety protocols in place

•	Continued social distancing rules in place with a gradual return to the office for employees who are able to work from home

•	Continued support to communities

•	Financial Services offered payment deferrals and debt rescheduling to the Company’s customers and dealers

(1)

CNH Industrial reports quarterly and annual consolidated financial results under U.S. GAAP and EU-IFRS. The tables and discussion related to the financial results of the Company and its segments shown in this press release are prepared in accordance with U.S. GAAP. Financial results under EU-IFRS are shown in specific tables at the end of this press release.

(2)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.
(3)

Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure.

CNH Industrial N.V.

Corporate Office:

25 St. James’s Street

London, SW1A 1HA

United Kingdom

2020 SECOND QUARTER RESULTS

Suzanne Heywood, Chair and Acting Chief Executive Officer of CNH Industrial, said: “CNH Industrial has managed to navigate successfully the rapidly evolving end-market conditions of this second quarter. By May we had all our plants and depots back up and running with new COVID health and safety protocols fully implemented. This meant that we were well positioned to supply products into end-markets that strengthened ahead of expectations, enabling us to deliver better than expected business performance with modest free cash flow generation. Our results were also supported by the actions (amounting to approximately $500 million in the first six months of the year) taken to preserve cash and manage working capital. We move into the second half of 2020 with $11.5 billion of liquidity, the highest in our history, which gives us a solid foundation from which we can navigate this still uncertain and challenging period. As we do this, we will continue to prioritize looking after our people, supporting our dealers and customers and managing our supply chain. In addition, we are gradually restarting our preparation for the spin-off of our on-highway business and we will keep our stakeholders updated about progress and timeline. We are also working on plans to reposition our construction business for profitable growth. Our investments in digital and alternative fuel technologies continue to advance, including through our partnership with NIKOLA. I would like to thank all of my colleagues across CNH Industrial as well as our extraordinary dealers for their huge efforts to keep people safe during the first half of this very challenging year while also meeting the needs of our customers who operate in so many essential end markets.”

CNH INDUSTRIAL

Summary of Results ($ million except EPS)

Six Months ended June 30,					Three Months ended June 30,
2020	2019	$ change	% change		2020	2019	$ change	% change
11,039	14,024	-2,985	-21.3	Consolidated revenues	5,578	7,567	-1,989	-26.3
307	691	-384	-55.6	Net income (loss)	361	427	-66	-15.5
(151)	678	-829	-122.3	Adjusted net income (loss)	(85)	430	-515	-119.8
0.21	0.50	-0.29	-58.0	Basic EPS ($)	0.26	0.31	-0.05	-16.1
0.21	0.50	-0.29	-58.0	Diluted EPS ($)	0.26	0.31	-0.05	-16.1
(0.13)	0.49	-0.62	-126.5	Adjusted diluted EPS ($)	(0.07)	0.31	-0.38	-122.6

London (UK) - (July 30, 2020) CNH Industrial N.V. (NYSE:CNHI / MI:CNHI) today reported results for the quarter ended June 30, 2020.

Consolidated revenues were $5.6 billion for the second quarter of 2020, down 26% compared to the second quarter of 2019 (down 23% on a constant currency basis). Net sales of Industrial Activities were $5.2 billion for the second quarter of 2020, down 27% compared to the second quarter of 2019 (down 24% on a constant currency basis).

Net income was $361 million for the second quarter of 2020 and includes a pre-tax gain of $1,475 million ($1,457 million after-tax) due to the remeasurement at fair value of the investment in Nikola Corporation, upon the completion of its business combination with VectoIQ Acquisition Corp. and continued listing of the combined company’s shares on NASDAQ under the new ticker symbol “NKLA”. Prior to the business combination, the investment in Nikola was accounted for using the cost method in the absence of a readily determinable fair value. The market price of Nikola shares as of June 30, 2020 was $67.53, which results in a value of $1.7 billion for the 25,661,448 shares held by CNH Industrial. Net income also includes a non-cash, pre- and after-tax goodwill impairment charge of $585 million related to Construction, other assets pre-tax impairment charges of $255 million ($214 million after-tax), as well as asset optimization pre-tax charges of $282 million ($227 million after-tax). Furthermore, net income includes a pre-tax gain of $30 million

2020 SECOND QUARTER RESULTS

($22 million net of tax impact) as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the 2018 U.S. healthcare plan modification, as well as pre-tax restructuring expenses of $7 million ($6 million after-tax).

Adjusted net loss was $85 million (adjusted diluted EPS loss of $0.07) in the second quarter of 2020, compared to adjusted net income of $430 million (adjusted diluted EPS of $0.31) in the second quarter of 2019.

Adjusted EBIT of Industrial Activities was a loss of $58 million in the second quarter of 2020 compared to Adjusted EBIT of $527 million in the second quarter of 2019.

Adjusted EBITDA(1)(2) of Industrial Activities was $160 million for the second quarter of 2020 compared to Adjusted EBITDA of $768 million for the second quarter of 2019.

In the second quarter of 2020 the Company recorded an income tax benefit of $40 million (compared to income tax expense of $135 million in the second quarter of 2019). Adjusted income tax expense(1)(2) for the second quarter of 2020 was $30 million ($130 million in the second quarter of 2019). The adjusted effective tax rate (adjusted ETR(1)(2)) was negative 45% (positive 24% in the second quarter of 2019) primarily due to the impact of pre-tax losses in jurisdictions where tax benefits are not recognized.

Net debt of Industrial Activities was $2.3 billion at June 30, 2020, in line with March 31, 2020 despite the adverse impacts of COVID-19, as a result of positive free cash flow of $97 million and a variety of cash preservation measures. Total debt was $24.4 billion at June 30, 2020, up $0.9 billion compared to March 31, 2020. The Company continues to maintain solid financial strength and liquidity. At June 30, 2020, available liquidity, including medium-term undrawn committed credit facilities, reached $11.5 billion, the highest available liquidity level in Company history, up $1.6 billion compared to March 31, 2020.

In the month of April 2020, the Company issued £600 million ($748 million) of commercial paper through the Joint HM Treasury and Bank of England’s Covid Corporate Financing Facility (CCFF). Furthermore, on July 2, CNH Industrial Capital LLC issued $600 million in aggregate principal amount of 1.950% Notes due 2023.

On June 15, 2020, Fitch Ratings (“Fitch”) affirmed CNH Industrial N.V. and CNH Industrial Capital LLC’s long-term issuer default rating at “BBB-” and changed the outlook to stable from positive. The Company’s long-term credit ratings remained unchanged at “BBB” from Standard & Poor’s and “Baa3” from Moody’s with stable outlooks.

(1)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.
(2)

Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure.

2020 SECOND QUARTER RESULTS

COVID-19 Update

During the second quarter of 2020, the COVID-19 pandemic continued to negatively impact most of CNH Industrial’s end-markets and operations.

Worldwide agriculture industry demand was muted during the second quarter of 2020, with global demand for tractors down 1% and combines up 12%. In North America, tractor demand was up 20% in the quarter for the lower horsepower segment (under 140 HP), while demand was down 22% for high horsepower tractors (over 140 HP); combines were up 3%. In Europe, tractor and combine markets were down 25% and 23%, respectively. South America tractor markets decreased 10% and combine markets increased 29% compared to the same quarter in the prior year. In Rest of World, demand decreased 3% for tractors and increased 21% for combines.

In the second quarter of 2020, demand in all sub-segments of construction end-markets were showing double-digit declines in all geographies, with the exception of Rest of World where general construction equipment was up 28%, while compact and service equipment and road building and site preparation equipment were both flat.

The European truck market was down 39% year-over-year in the second quarter, with light duty trucks down 29%, and medium and heavy trucks down 57%. The South America truck market was down 39% in light duty trucks and 28% in medium and heavy trucks. For buses, the European market decreased 57% in the quarter, and the South American market decreased by 62%.

As a consequence of the significant decline in industry demand and other market conditions due to the economic disruption caused by the COVID-19 pandemic during the second quarter of 2020, the Company reviewed its current manufacturing footprint and, consequently, has reassessed the recoverability of certain assets. As a result, Agriculture recognized $111 million of impairment charges against tangible assets. The segment also recognized $65 million of impairment charges against intangible assets. In the second quarter of 2020, Construction recognized impairment charges of $72 million against intangible and other long-lived assets. Commercial and Specialty Vehicles recognized charges of $282 million in connection with new actions identified in order to realize the asset portfolio of vehicles sold under buy-back commitments, as a result of the significant deterioration of the used vehicle markets in which the segment operates and the consequent impact on truck residual values. The segment also recognized other assets impairment charges of $7 million. Lastly, the Company performed a quantitative interim assessment of impairment for Construction goodwill, previously disclosed as being at risk of impairment. Having reassessed the expected future business performance of the segment and its projected cash flows, which have deteriorated significantly, the Company recognized a charge of $585 million in the quarter, representing the total impairment of Construction goodwill.

As previously announced, on April 27, the Company began to resume operations at some of its industrial facilities in Europe, within the constraints of applicable emergency regulations, and continued to restore capacity in all regions, returning to normal operations at all manufacturing sites by the end of May. However, as a consequence of the general decline in certain industries, volumes continue to fluctuate, requiring production level adjustments to reflect the lower demand. Although the large majority of suppliers have given a key contribution to maintain the required flow of goods at the Company’s plants since the restart of its manufacturing operations, localized interruptions might still occur in different parts of the world creating additional constraints to the flow of production.

During the second quarter of 2020, the Company continued to work to ensure the safety of its people, maintain business continuity, to preserve its liquidity and to leverage its continued access to funding. The Company has implemented many actions to reduce costs and protect its financial position, its liquidity and capital structure, and its ratings. Specifically, these measures included reviewing every possible and prudent opportunity to eliminate discretionary operating expenses, accessing public funding and other measures enacted as a response to the global pandemic, reducing capital expenditures and tightly managing inventories. During the quarter, the Company also benefitted from the voluntary temporary reduction of compensation to its senior

2020 SECOND QUARTER RESULTS

management, including the Acting Chief Executive Officer, the entire Board of Directors and almost 900 members of the management team. Furthermore, as previously announced, as a precautionary measure, the Board of Directors decided to withdraw the dividend distribution previously proposed for payment in the quarter. The Company has a solid financial position, good liquidity, and remains confident in its ability to effectively manage through the material market disruptions caused by the pandemic and emerge strong.

2020 Outlook

While uncertainties regarding the evolution of the COVID-19 pandemic remain, the Company will continue to look at the evolution of the current extraordinary circumstances and to work on its priorities, focusing its efforts on selecting the optimal response strategies to a still evolving scenario.

CNH Industrial is committed to thrive and deliver profitable growth in the new normal, and assuming no further widespread activation of lockdown policies in its main jurisdictions, is providing the following outlook for the year:

•	Net sales of Industrial Activities(1) expected to be down between 15% and 20% including currency-translation effects, due to COVID-19 impact on market conditions across all regions and segments;

•	Free cash flow of Industrial Activities to remain negative for the full year despite an expected cash generation in the second half of the year as a result of continued cash preservation measures and a normalized seasonality of sales;

•	Solid available liquidity level to be maintained throughout the year, with opportunistic resource allocations to respond to the current evolving scenario.

The Company will continue to communicate with financial markets and with all other stakeholders as the implications of the evolving business environment for its operations and performance could change depending on the duration and extent of the pandemic. In particular, the Company’s results of operations, financial condition and cash flows in 2020 may also be significantly negatively impacted by, among other things, further restructuring actions and other non-cash asset impairments, price pressure on new and used vehicles, which may give rise to further reserve requirements, excess inventory, difficulties in collecting financial receivables and subsequent increased allowances for credit losses. The quarterly fair value remeasurement of the Company investment in Nikola Corporation might also significantly impact the Company reported results in the following quarters given the recent volatility of the Nikola share price. However, as anticipated in the press release issued on June 8, 2020, this impact will be consistently excluded from the calculation of CNH Industrial Non-GAAP “Adjusted” measures, and, in particular, from the Adjusted diluted EPS.

Conference Call and Webcast

Today, at 3:30 p.m. CEST / 2:30 p.m. BST/ 9:30 a.m. EDT, management will hold a conference call to present 2020 second quarter and first half results to financial analysts and institutional investors. The call can be followed live online at https://bit.ly/CNH_Industrial_Q2_2020 and a recording will be available later on the Company’s website www.cnhindustrial.com. A presentation will be made available on the CNH Industrial website prior to the call.

(1)	Net sales reflecting the exchange rate of 1.11 EUR/USD.

2020 SECOND QUARTER RESULTS

Segment Results

CNH INDUSTRIAL

Revenues by Segment ($ million)

Six Months ended June 30,					Three Months ended June 30,
2020	2019	% change	% change excl. FX(1)		2020	2019	% change	% change excl. FX(1)
4,785	5,585	-14.3	-11.0	Agriculture	2,541	3,095	-17.9	-14.1
842	1,397	-39.7	-36.7	Construction	420	757	-44.5	-40.8
3,760	5,112	-26.4	-23.5	Commercial and Specialty Vehicles	1,739	2,698	-35.5	-32.8
1,516	2,169	-30.1	-27.8	Powertrain	763	1,133	-32.7	-30.6
(760)	(1,189)	—	—	Eliminations and other	(313)	(615)	—	—

10,143	13,074	-22.4	-19.3	Total Industrial Activities	5,150	7,068	-27.1	-23.8

930	993	-6.3	-2.9	Financial Services	441	519	-15.0	-11.0
(34)	(43)	—	—	Eliminations and other	(13)	(20)	—	—

11,039	14,024	-21.3	-18.2	Total	5,578	7,567	-26.3	-22.9

(1)

“Change excl. FX” or “constant currency” is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL

Adjusted EBIT by Segment ($ million)

	Three Months ended June 30,
	2020	2019	$ change	% change	2020 adjusted EBIT margin	2019 adjusted EBIT margin	bps change
Agriculture	203	341	-138	-40.5	8.0%	11.0%	-300
Construction	(87)	25	-112	-448.0	(20.7)%	3.3%	-2,400
Commercial and Specialty Vehicles	(156)	100	-256	-256.0	(9.0)%	3.7%	-1,270
Powertrain	32	102	-70	-68.6	4.2%	9.0%	-480
Unallocated items, eliminations and other	(50)	(41)	-9	—	—	—	—

Total Industrial Activities	(58)	527	-585	-111.0	(1.1)%	7.5%	-860

Financial Services	73	124	-51	-41.1	16.6%	23.9%	-730
Eliminations and other	—	—	—	—	—	—	—

Total	15	651	-636	-97.7	0.3%	8.6%	-830

CNH INDUSTRIAL

Adjusted EBIT by Segment ($ million)

	Six Months ended June 30,
	2020	2019	$ change	% change	2020 adjusted EBIT margin	2019 adjusted EBIT margin	bps change
Agriculture	227	509	-282	-55.4	4.7%	9.1%	-440
Construction	(170)	38	-208	-547.4	(20.2)%	2.7%	-2,290
Commercial and Specialty Vehicles	(212)	151	-363	-240.4	(5.6)%	3.0%	-860
Powertrain	63	198	-135	-68.2	4.2%	9.1%	-490
Unallocated items, eliminations and other	(114)	(91)	-23	—	—	—	—

Total Industrial Activities	(206)	805	-1,011	-125.6	(2.0)%	6.2%	-820

Financial Services	183	255	-72	-28.2	19.7%	25.7%	-600
Eliminations and other	—	—	—	—	—	—	—

Total	(23)	1,060	-1,083	-102.2	(0.2)%	7.6%	-780

2020 SECOND QUARTER RESULTS

CNH INDUSTRIAL

Adjusted EBITDA by Segment ($ million)

	Three Months ended June 30,
	2020	2019	$ change	% change	2020 adjusted EBITDA margin	2019 adjusted EBITDA margin	bps change
Agriculture	265	410	-145	-35.4	10.4%	13.2%	-280
Construction	(75)	40	-115	-287.5	(17.9)%	5.3%	-2,320
Commercial and Specialty Vehicles	(44)	226	-270	-119.5	(2.5)%	8.4%	-1,090
Powertrain	62	133	-71	-53.4	8.1%	11.7%	-360
Unallocated items, eliminations and other	(48)	(41)	-7	—	—	—	—

Total Industrial Activities	160	768	-608	-79.2	3.1%	10.9%	-780

Financial Services	138	184	-46	-25.0	31.3%	35.5%	-420
Eliminations and other	—	—	—	—	—	—	—

Total	298	952	-654	-68.7	5.3%	12.6%	-730

CNH INDUSTRIAL

Adjusted EBITDA by Segment ($ million)

	Six Months ended June 30,
	2020	2019	$ change	% change	2020 adjusted EBITDA margin	2019 adjusted EBITDA margin	bps change
Agriculture	353	653	-300	-45.9	7.4%	11.7%	-430
Construction	(145)	67	-212	-316.4	(17.2)%	4.8%	-2,200
Commercial and Specialty Vehicles	14	403	-389	-96.5	0.4%	7.9%	-750
Powertrain	122	261	-139	-53.3	8.0%	12.0%	-400
Unallocated items, eliminations and other	(112)	(91)	-21	—	—	—	—

Total Industrial Activities	232	1,293	-1,061	-82.1	2.3%	9.9%	-760

Financial Services	311	381	-70	-18.4	33.4%	38.4%	-500
Eliminations and other	—	—	—	—	—	—	—

Total	543	1,674	-1,131	-67.6	4.9%	11.9%	-700

Agriculture’s net sales totaled $2.5 billion in the second quarter of 2020, down 18% compared to the second quarter of 2019 (down 14% on a constant currency basis). The decrease was driven by lower industry volumes linked to the COVID-19 pandemic, primarily in Europe, partially offset by positive price realization.

Adjusted EBIT was $203 million, a $138 million decrease compared to the second quarter of 2019. Positive price realization, disciplined cost management and continued prioritization in research and development spending were more than offset by lower volume and mix and negative fixed cost absorption only partially mitigated by lower purchasing costs. Adjusted EBIT margin was 8.0% (11.0% in the second quarter of 2019).

Construction’s net sales totaled $420 million in the second quarter of 2020, down 45% compared to the second quarter of 2019 (down 41% on a constant currency basis), as a result of weaker market conditions due to the COVID-19 pandemic, continued channel inventory destocking actions, mainly in North America, and negative price realization.

Adjusted EBIT loss was $87 million ($25 million profit in the second quarter of 2019). The decrease was driven by lower volumes and negative fixed cost absorption due to lower production levels, with destocking actions and unfavorable price realization partially offset by cost-containment actions.

2020 SECOND QUARTER RESULTS

Commercial and Specialty Vehicles’ net sales totaled $1.7 billion in the second quarter of 2020, down 36% compared to the second quarter of 2019 (down 33% on a constant currency basis), driven by decreased volumes across all geographies due to the COVID-19 pandemic.

Adjusted EBIT loss was $156 million in the second quarter of 2020 ($100 million profit in the second quarter of 2019). The decrease was primarily driven by lower volumes and the negative impact on product cost from plant shutdowns, partially offset by lower selling, general and administrative expenses, positive price realization, and containment actions in research and development spending not related to new product releases.

Powertrain’s net sales totaled $763 million in the second quarter of 2020, down 33% compared to the second quarter of 2019 (down 31% on a constant currency basis), with volume reduction, particularly for light and medium engines in Europe, as a result of the COVID-19 pandemic. Sales to external customers accounted for 63% of total net sales (48% in the second quarter of 2019), with 61% captive volume reduction, and 14% non-captive volume reduction. Strong sales were recorded in China in the quarter, as the country started to recover from the impacts of the pandemic.

In the second quarter of 2020 adjusted EBIT was $32 million, a $70 million decrease compared to the second quarter of 2019, mainly due to lower volume, partially offset by purchasing and quality efficiencies, cost-containment actions, and lower spending for regulatory programs. Adjusted EBIT margin was 4.2% (9.0% in the second quarter of 2019).

Financial Services’ revenues totaled $441 million in the second quarter of 2020, a decrease of 15% compared to the second quarter of 2019 (down 11% on a constant currency basis), primarily due to lower remarketing volume and lower average portfolios in North America and Europe, partially offset by a higher average portfolio in South America.

In the second quarter of 2020, retail loan originations (including unconsolidated joint ventures) were $2.4 billion, down $0.1 billion compared to the second quarter of 2019. The managed portfolio (including unconsolidated joint ventures) was $24.6 billion as of June 30, 2020 (of which retail was 63% and wholesale 37%), down $2.4 billion compared to June 30, 2019. Excluding the impact of currency translation, the managed portfolio decreased $1.2 billion compared to the second quarter of 2019.

Due to the ongoing COVID-19 situation, Financial Services provided different forms of payment deferrals and due date rescheduling to its dealers and customers as a form of supporting customer cash flows. The receivable balance greater than 30 days past due as a percentage of receivables was 2.8% at June 30, 2020, compared to 3.1% as of June 30, 2019.

Net income was $53 million in the second quarter of 2020, a decrease of $38 million compared to the same period in 2019, primarily attributable to higher risk costs due to expectation of deteriorating credit conditions and lower average portfolios in North America and Europe, partially offset by higher average portfolios in South America and lower income taxes.

2020 SECOND QUARTER RESULTS

About CNH Industrial

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Non-GAAP Financial Information

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers’ ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS.

CNH Industrial’s non-GAAP financial measures are defined as follows:

•	Adjusted EBIT under U.S. GAAP: is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other post-employment benefit costs, foreign exchange gains/(losses), and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

•	Adjusted EBITDA under U.S. GAAP: is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments).

•	Adjusted EBIT under EU-IFRS: is defined as profit/(loss) before taxes, financial income/(expense) of Industrial Activities, restructuring costs, and certain non-recurring items.

•	Adjusted EBITDA under EU-IFRS: is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments).

•	Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax.

•	Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on a earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.

•	Adjusted Income Taxes: is defined as income taxes less the tax effect of restructuring expenses and non-recurring items, and non-recurring tax charges or benefits.

•	Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items.

•	Net Debt and Net Debt of Industrial Activities: Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets and derivative hedging debt. CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

2020 SECOND QUARTER RESULTS

•	Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow): refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations.

•	Available Liquidity: is defined as cash and cash equivalents plus restricted cash and undrawn committed facilities.

•	Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

The tables attached to this press release provide reconciliations of the non-GAAP measures used in this press release to the most directly comparable GAAP measures.

Forward-looking statements

All statements other than statements of historical fact contained in this earning release including statements regarding our future responses to and effects of the COVID-19 pandemic; competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, liquidity, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements, including those related to the COVID-19 pandemic, are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize (or they occur with a degree of severity that the Company is unable to predict) or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the unknown duration and economic, operational and financial impacts of the global COVID-19 pandemic and the actions taken or contemplated by governmental authorities or others in connection with the pandemic on our business, our employees, customers and suppliers, including supply chain disruptions caused by mandated shutdowns and the adverse impact on customers, borrowers and other third parties to fulfill their obligations to us; disruption caused by business responses to COVID-19, including remote working arrangements, which may create increased vulnerability to cybersecurity or data privacy incidents; our ability to execute business continuity plans as a result of COVID-19; the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; including demand uncertainty caused by COVID-19; general economic conditions in each of our markets, including the significant economic uncertainty and volatility caused by COVID-19; travel bans, border closures, other free movement restrictions, and the introduction of social distancing measures in our facilities may affect in the future our ability to operate as well as the ability of our suppliers and distributors to operate; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly pertaining to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; price pressure on new and used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; our pension plans and other post-employment obligations;

2020 SECOND QUARTER RESULTS

further developments of the COVID-19 pandemic not only on our operations, supply chains, distribution network, and level of demand of our products, as well as negative evolutions of the economic and financial conditions at global and regional levels; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, other pandemics, terrorist attacks in Europe and elsewhere, our ability to achieve the targets set out in the Strategic Business Plan announced on September 3, 2019 at our Capital Markets Day event; our ability to successfully and timely implement the planned spin-off of the Company’s On-Highway business; and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2019, prepared in accordance with U.S. GAAP and in the Company’s EU Annual Report at December 31, 2019, prepared in accordance with EU-IFRS, as well as in the CNH Industrial N.V. Quarterly Reports for the three months ended March 31, 2020 (prepared respectively in accordance with U.S. GAAP and EU-IFRS). Investors are expressly invited to refer to and consider the information on risks, factors, and uncertainties incorporated in the above-mentioned documents, in addition to the information presented here.

Forward-looking statements are based upon assumptions relating to the factors described in this earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements. The impact of COVID-19 has already exacerbated and is expected to further exacerbate all or part of the risks discussed in this section. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Contacts

Media Inquiries	Investor Relations

United Kingdom	United Kingdom

Richard Gadeselli	Federico Donati
Tel: +44 207 7660 346	Tel: +44 207 7660 386

Laura Overall	United States
Tel: +44 207 7660 338
Noah Weiss
Tel: +1 630 887 3745

E-mail: mediarelations@cnhind.com www.cnhindustrial.com

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Operations

For The Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

(U.S. GAAP)

($ million)	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Revenues
Net sales	5,150	7,068	10,143	13,074
Finance, interest and other income	428	499	896	950

TOTAL REVENUES	5,578	7,567	11,039	14,024

Costs and Expenses
Cost of goods sold	5,114	5,751	9,528	10,717
Selling, general and administrative expenses	484	555	1,010	1,094
Research and development expenses	203	273	417	517
Restructuring expenses	7	28	12	36
Interest expense	170	195	351	378
Goodwill impairment charge	585	—	585	—
Other, net(1)	(1,295)	211	(1,098)	379

TOTAL COSTS AND EXPENSES	5,268	7,013	10,805	13,121

INCOME BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	310	554	234	903

Income tax (expense)	40	(135)	63	(225)
Equity in income of unconsolidated subsidiaries and affiliates	11	8	10	13

NET INCOME	361	427	307	691

Net income attributable to noncontrolling interests	11	13	22	20

NET INCOME ATTRIBUTABLE TO CNH INDUSTRIAL N.V.	350	414	285	671

(in $)
Earnings per share attributable to common shareholders
Basic	0.26	0.31	0.21	0.50
Diluted	0.26	0.31	0.21	0.50
Cash dividends declared per common share	—	0.203	—	0.203

Notes:

(1)	In the three and six months ended June 30, 2020, Other, net includes the pre-tax gain of $1,475 million from the remeasurement at fair value of the investment in Nikola Corporation.

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2019 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Operations represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Balance Sheets

As of June 30, 2020 and December 31, 2019

(Unaudited)

(U.S. GAAP)

($ million)	June 30, 2020(*)	December 31, 2019
ASSETS
Cash and cash equivalents	5,145	4,875
Restricted cash	723	898
Trade receivables, net	478	416
Financing receivables, net	17,379	19,428
Inventories, net	6,893	7,082
Property, plant and equipment, net	4,448	5,269
Investments in unconsolidated subsidiaries and affiliates(1)	471	631
Investments at fair value through profit or loss(1)	1,733	—
Equipment under operating leases	1,813	1,857
Goodwill, net	1,941	2,538
Other intangible assets, net	703	806
Deferred tax assets	1,232	1,134
Derivative assets	170	73
Other assets	1,890	2,345

TOTAL ASSETS	45,019	47,352

LIABILITIES AND EQUITY
Debt	24,449	24,854
Trade payables	4,542	5,632
Deferred tax liabilities	106	172
Pension, postretirement and other postemployment benefits	1,468	1,578
Derivative liabilities	103	121
Other liabilities	8,388	8,839

Total Liabilities	39,056	41,196

Redeemable noncontrolling interest	38	35
Equity	5,925	6,121

TOTAL LIABILITIES AND EQUITY	45,019	47,352

Notes:

(*)

On January 1, 2020, CNH Industrial adopted the accounting standard on Financial Instruments - Credit Losses (ASC 326) using the modified retrospective approach, without recasting prior periods. On the adoption of the standard, the impact to the consolidated balance sheet on January 1, 2020 was an increase to the allowance for credit losses of $26 million, a decrease to the investments in unconsolidated subsidiaries and affiliates of $17 million and an increase to deferred tax assets of $7 million, with the offset to retained earnings, net of tax, of $36 million.

(1)

At June 30, 2020, the investment in Nikola Corporation is included in item “Investments at fair value through profit or loss”. At December 31, 2019, this investment was measured at cost and included in item “Investments in unconsolidated subsidiaries and affiliates”.

These Condensed Consolidated Balance Sheets should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2019 included in the Annual Report on Form 20-F. These Condensed Consolidated Balance Sheets represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Cash Flows

For The Six Months Ended June 30, 2020 and 2019

(Unaudited)

(U.S. GAAP)

	Six Months Ended June 30,
($ million)	2020	2019
Operating activities:
Net income	307	691
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	307	332
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	259	282
(Gain) Loss from disposal of assets	4	1
Undistributed income (loss) of unconsolidated subsidiaries	21	—
Goodwill impairment charge	585	—
Other non-cash items(1)	(982)	74
Changes in operating assets and liabilities:
Provisions	(152)	(66)
Deferred income taxes	(161)	42
Trade and financing receivables related to sales, net	984	(902)
Inventories, net	299	(1,032)
Trade payables	(954)	253
Other assets and liabilities	18	(178)

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	535	(503)

Investing activities:
Additions to retail receivables	(2,069)	(1,987)
Collections of retail receivables	2,129	2,314
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	5	2
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(132)	(182)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(482)	(625)
Other	(86)	8

NET CASH USED IN INVESTING ACTIVITIES	(635)	(470)

Financing activities:
Net increase (decrease) in debt	372	(142)
Dividends paid	(3)	(278)
Other	—	(45)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	369	(465)

Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(174)	(19)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	95	(1,457)

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF YEAR	5,773	5,803

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD	5,868	4,346

Notes:

(1)	In the six months ended June 30, 2020, this item includes the pre-tax gain of $1,475 million from the remeasurement at fair value of the investment in Nikola Corporation.

These Condensed Consolidated Statements of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2019 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Cash Flows represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Supplemental Statements of Operations

For The Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

(U.S. GAAP)

($ million)	Industrial Activities				Financial Services
	Three Months Ended June 30,		Six Months Ended June 30,		Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019	2020	2019	2020	2019
Revenues
Net sales	5,150	7,068	10,143	13,074	—	—	—	—
Finance, interest and other income	13	23	28	53	441	519	930	993

TOTAL REVENUES	5,163	7,091	10,171	13,127	441	519	930	993

Costs and Expenses
Cost of goods sold	5,114	5,751	9,528	10,717	—	—	—	—
Selling, general and administrative expenses	396	497	860	990	88	58	150	104
Research and development expenses	203	273	417	517	—	—	—	—
Restructuring expenses	7	26	12	34	—	2	—	2
Interest expense	72	89	146	172	124	149	267	302
Goodwill impairment charge	585	—	585	—	—	—	—	—
Other, net	(1,455)	18	(1,440)	34	160	193	342	345

TOTAL COSTS AND EXPENSES	4,922	6,654	10,108	12,464	372	402	759	753

INCOME BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	241	437	63	663	69	117	171	240

Income tax (expense)	60	(104)	113	(158)	(20)	(31)	(50)	(67)
Equity in income of unconsolidated subsidiaries and affiliates	7	3	(2)	—	4	5	12	13
Results from intersegment investments	53	91	133	186	—	—	—	—

NET INCOME	361	427	307	691	53	91	133	186

These Supplemental Statements of Operations are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Balance Sheets

As of June 30, 2020 and December 31, 2019

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services
($ million)	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
ASSETS
Cash and cash equivalents	4,638	4,407	507	468
Restricted cash	77	120	646	778
Trade receivables, net	481	416	25	28
Financing receivables, net	962	1,223	18,210	20,657
Inventories, net	6,744	6,907	149	175
Property, plant and equipment, net	4,447	5,268	1	1
Investments in unconsolidated subsidiaries and affiliates	2,933	3,213	232	237
Investments at fair value through profit or loss	1,733	—	—	—
Equipment under operating leases	45	51	1,768	1,806
Goodwill, net	1,788	2,383	153	155
Other intangible assets, net	688	790	15	16
Deferred tax assets	1,228	1,090	173	178
Derivative assets	97	34	85	47
Other assets	1,862	2,148	169	319

TOTAL ASSETS	27,723	28,050	22,133	24,865

LIABILITIES AND EQUITY
Debt	7,958	6,558	18,284	20,748
Trade payables	4,427	5,490	155	191
Deferred tax liabilities	10	19	265	286
Pension, postretirement and other postemployment benefits	1,448	1,558	20	20
Derivative liabilities	67	97	48	32
Other liabilities	7,850	8,172	668	771

Total Liabilities	21,760	21,894	19,440	22,048

Redeemable noncontrolling interest	38	35	—	—
Equity	5,925	6,121	2,693	2,817

TOTAL LIABILITIES AND EQUITY	27,723	28,050	22,133	24,865

These Supplemental Balance Sheets are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Statements of Cash Flows

For The Six Months Ended June 30, 2020 and 2019

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services
	Six Months Ended June 30,		Six Months Ended June 30,
($ million)	2020	2019	2020	2019
Operating activities:
Net income	307	691	133	186
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	306	330	1	2
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	132	158	127	124
(Gain) Loss from disposal of assets	4	1	—	—
Undistributed income (loss) of unconsolidated subsidiaries	(10)	(41)	(12)	(13)
Goodwill impairment charge	585	—	—	—
Other non-cash items	(1,059)	50	77	24
Changes in operating assets and liabilities:
Provisions	(151)	(55)	(1)	(11)
Deferred income taxes	(155)	1	(6)	41
Trade and financing receivables related to sales, net	(91)	(74)	1,075	(822)
Inventories, net	75	(1,246)	224	214
Trade payables	(929)	294	(30)	(48)
Other assets and liabilities	13	(270)	10	93

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(973)	(161)	1,598	(210)

Investing activities:
Additions to retail receivables	—	—	(2,069)	(1,987)
Collections of retail receivables	—	—	2,129	2,314
Proceeds from the sale of assets, net of assets sold under operating leases and assets sold under buy-back commitments	5	2	—	—
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(132)	(180)	—	(2)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(173)	(261)	(309)	(364)
Other	(178)	(264)	83	252

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(478)	(703)	(166)	213

Financing activities:
Net increase (decrease) in debt	1,774	(12)	(1,402)	(130)
Dividends paid	(3)	(278)	(90)	(132)
Other	—	(45)	9	20

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	1,771	(335)	(1,483)	(242)

Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(132)	(24)	(42)	5

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	188	(1,223)	(93)	(234)

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF YEAR	4,527	4,553	1,246	1,250

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD	4,715	3,330	1,153	1,016

These Supplemental Statements of Cash Flows are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Net Income to Adjusted EBIT and Adjusted EBITDA by segment under U.S. GAAP

($ million)

	Three Months ended June 30, 2020
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Total
Net income(1)						308	53	361

Add back:
Interest expenses of Industrial Activities, net of interest income and eliminations						59	—	59
Foreign exchange (gains) losses, net						7	—	7
Finance and non-service component of Pension and other post-employment benefit costs(2)						(26)	—	(26)
Income tax expense						(60)	20	(40)
Adjustments:
Restructuring expenses	5	1	1	—	—	7	—	7
Goodwill impairment charge	—	—	—	—	585	585	—	585
Other discrete items(3)	176	72	289	—	—	537	—	537
Nikola investment fair value adjustment	—	—	—	—	(1,475)	(1,475)	—	(1,475)

Adjusted EBIT	203	(87)	(156)	32	(50)	(58)	73	15

Depreciation and Amortization	61	12	46	30	2	151	1	152
Depreciation of assets under operating leases and assets sold with buy-back commitments	1	—	66	—	—	67	64	131

Adjusted EBITDA	265	(75)	(44)	62	(48)	160	138	298

	Three Months ended June 30, 2019
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Total
Net income(1)						336	91	427

Add back:
Interest expenses of Industrial Activities, net of interest income and eliminations						66	—	66
Foreign exchange (gains) losses, net						11	—	11
Finance and non-service component of Pension and other post-employment benefit costs(2)						(16)	—	(16)
Income tax expense						104	31	135
Adjustments:
Restructuring expenses	15	4	6	—	1	26	2	28

Adjusted EBIT	341	25	100	102	(41)	527	124	651

Depreciation and Amortization	69	15	47	31	—	162	1	163
Depreciation of assets under operating leases and assets sold with buy-back commitments	—	—	79	—	—	79	59	138

Adjusted EBITDA	410	40	226	133	(41)	768	184	952

(1)	For Industrial Activities, net income net of “Results from intersegment investments”.
(2)

In the three months ended June 30, 2020 and 2019, this item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.

(3)	In the three months ended June 30, 2020, this item includes impairment of intangible and other long-lived assets, as well as asset optimization charges.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Net Income to Adjusted EBIT and Adjusted EBITDA by segment under U.S. GAAP

($ million)

	Six Months ended June 30, 2020
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Total
Net income(1)						174	133	307

Add back:
Interest expenses of Industrial Activities, net of interest income and eliminations						118	—	118
Foreign exchange (gains) losses, net						5	—	5
Finance and non-service component of Pension and other post-employment benefit costs(2)						(56)	—	(56)
Income tax expense						(113)	50	(63)
Adjustments:
Restructuring expenses	7	2	3	—	—	12	—	12
Goodwill impairment charge	—	—	—	—	585	585	—	585
Other discrete items(3)	176	72	289	—	7	544	—	544
Nikola investment fair value adjustment	—	—	—	—	(1,475)	(1,475)	—	(1,475)

Adjusted EBIT	227	(170)	(212)	63	(114)	(206)	183	(23)

Depreciation and Amortization	125	25	95	59	2	306	1	307
Depreciation of assets under operating leases and assets sold with buy-back commitments	1	—	131	—	—	132	127	259

Adjusted EBITDA	353	(145)	14	122	(112)	232	311	543

	Six Months ended June 30, 2019
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Total
Net income(1)						505	186	691

Add back:
Interest expenses of Industrial Activities, net of interest income and eliminations						119	—	119
Foreign exchange (gains) losses, net						20	—	20
Finance and non-service component of Pension and other post-employment benefit costs(2)						(31)	—	(31)
Income tax expense						158	67	225
Adjustments:
Restructuring expenses	18	4	11	—	1	34	2	36

Adjusted EBIT	509	38	151	198	(91)	805	255	1,060

Depreciation and Amortization	144	29	94	63	—	330	2	332
Depreciation of assets under operating leases and assets sold with buy-back commitments	—	—	158	—	—	158	124	282

Adjusted EBITDA	653	67	403	261	(91)	1,293	381	1,674

(1)	For Industrial Activities, net income net of “Results from intersegment investments”.
(2)

In the six months ended June 30, 2020 and 2019, this item includes the pre-tax gain of $60 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.

(3)	In the six months ended June 30, 2020, this item includes impairment of intangible and other long-lived assets, as well as asset optimization charges.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Total Debt to Net debt under U.S. GAAP ($ million)

	Consolidated		Industrial Activities		Financial Services
	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
Third party debt	24,449	24,854	6,990	5,226	17,459	19,628
Intersegment notes payable	—	—	968	1,332	825	1,120

Total Debt(1)	24,449	24,854	7,958	6,558	18,284	20,748

Less:
Cash and cash equivalents	5,145	4,875	4,638	4,407	507	468
Restricted cash	723	898	77	120	646	778
Intersegment notes receivable	—	—	825	1,120	968	1,332
Other current financial assets	106	58	106	58	—	—
Derivatives hedging debt	5	(1)	5	(1)	—	—

Net debt (cash)(2)	18,470	19,024	2,307	854	16,163	18,170

(1)

Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $968 million and $1,332 million as of June 30, 2020 and December 31, 2019, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $825 million and $1,120 million as of June 30, 2020 and December 31, 2019, respectively.

(2)

The net intersegment (receivable)/payable balance recorded by Financial Services relating to Industrial Activities was $(143) million and $(212) million as of June 30, 2020 and December 31, 2019, respectively.

CNH INDUSTRIAL

Reconciliation of Cash and cash equivalents to Available liquidity under U.S. GAAP

($ million)

	June 30, 2020	March 31, 2020	December 31, 2019
Cash and cash equivalents	5,145	3,850	4,875
Restricted cash	723	854	898
Undrawn committed facilities	5,647	5,176	5,474
Available liquidity	11,515	9,880	11,247

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Change in Net debt of Industrial Activities under U.S. GAAP ($ million)

Six Months ended June 30,			Three Months ended June 30,
2020	2019(*)		2020	2019(*)
(854)	(599)	Net (debt)/cash of Industrial Activities at beginning of period	(2,310)	(1,475)
232	1,293	Adjusted EBITDA of Industrial Activities	160	768
(117)	(253)	Cash interest and taxes	(38)	(111)
(332)	(189)	Changes in provisions and similar(1)	(166)	(27)
(924)	(1,267)	Change in working capital	369	(135)

(1,141)	(416)	Operating cash flow of Industrial Activities	325	495

(132)	(180)	Investments in property, plant and equipment, and intangible assets(2)	(69)	(103)
(153)	(14)	Other changes	(159)	(36)

(1,426)	(610)	Free cash flow of Industrial Activities	97	356

(3)	(323)	Capital increases and dividends(3)	(2)	(322)
(24)	28	Currency translation differences and other	(92)	(63)
(1,453)	(905)	Change in Net debt of Industrial Activities	3	(29)

(2,307)	(1,504)	Net (debt)/cash of Industrial Activities at end of period	(2,307)	(1,504)

(*)

Starting from December 31, 2019, we modified the definition of Net Debt and Net Debt of Industrial Activities in order to include Other current financial assets. As a consequence, certain amounts have been recast accordingly.

(1)	Including other cash flow items related to operating lease and buy-back activities.
(2)	Excluding assets sold under buy-back commitments and assets under operating leases.
(3)	Including share buy-back transactions.

CNH INDUSTRIAL

Reconciliation of Net cash provided by (used in) Operating Activities to Free cash flow of Industrial Activities under U.S. GAAP

($ million)

Six Months ended June 30,			Three Months ended June 30,
2020	2019(*)		2020	2019(*)
535	(503)	Net cash provided by (used in) Operating Activities	1,067	248
(1,598)	210	Net cash (provided by) used in Operating Activities of Financial Services	(717)	280
90	132	Intersegment eliminations	50	125

(973)	(161)	Net cash provided by (used in) Operating Activities of Industrial Activities	400	653

5	6	Change in derivatives hedging debt of Industrial Activities	—	3
(173)	(261)	Investments in assets sold under buy-back commitments and operating lease assets of Industrial Activities	(75)	(161)

(1,141)	(416)	Operating cash flow of Industrial Activities	325	495

(132)	(180)	Investments in property, plant and equipment, and intangible assets of Industrial Activities	(69)	(103)
(153)	(14)	Other changes(1)	(159)	(36)

(1,426)	(610)	Free cash flow of Industrial Activities	97	356

(*)

Starting from December 31, 2019, we modified the definition of Net Debt and Net Debt of Industrial Activities in order to include Other current financial assets. As a consequence, certain amounts have been recast accordingly.

(1)	This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Adjusted net income and Adjusted income tax (expense) to Net income and Income tax

(expense) and calculation of Adjusted diluted EPS and Adjusted ETR under U.S. GAAP

($ million, except per share data)

Six Months ended June 30,			Three Months ended June 30,
2020	2019		2020	2019
307	691	Net income (loss)	361	427

(394)	(24)	Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	(376)	(2)
(64)	11	Adjustments impacting Income tax (expense) (b)	(70)	5
(151)	678	Adjusted net income (loss)	(85)	430

(176)	658	Adjusted net income (loss) attributable to CNH Industrial N.V.	(99)	417
1,350	1,356	Weighted average shares outstanding – diluted (million)	1,350	1,356

(0.13)	0.49	Adjusted diluted EPS ($)	(0.07)	0.31

234	903	Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates	310	554

(394)	(24)	Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	(376)	(2)
(160)	879	Adjusted income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (A)	(66)	552

63	(225)	Income tax (expense)	40	(135)

(64)	11	Adjustments impacting Income tax (expense) (b)	(70)	5
(1)	(214)	Adjusted income tax (expense) (B)	(30)	(130)

(1)%	24%	Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A)	(45)%	24%

a) Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates
(1,475)	—	Nikola investment fair value adjustment	(1,475)	—
12	36	Restructuring expenses	7	28
(60)	(60)	Pre-tax gain related to the modification of a healthcare plan in the U.S.	(30)	(30)
585	—	Goodwill impairment charge	585	—
255	—	Other assets impairment charges	255	—
282	—	Optimization charges on asset portfolio relating to vehicles sold under buy-back commitments	282	—
7	—	Other discrete items	—	—

(394)	(24)	Total	(376)	(2)

b) Adjustments impacting Income tax (expense)
(65)	8	Tax effect of adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates	(71)	2
1	3	Other	1	3

(64)	11	Total	(70)	5

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Revenues by Segment under EU-IFRS ($ million)

Six Months ended June 30,				Three Months ended June 30,
2020	2019	% change		2020	2019	% change
4,780	5,595	-14.6	Agriculture	2,537	3,105	-18.3
842	1,397	-39.7	Construction	420	757	-44.5
3,759	5,118	-26.6	Commercial and Specialty Vehicles	1,738	2,707	-35.8
1,516	2,173	-30.2	Powertrain	763	1,140	-33.1
(757)	(1,188)	—	Eliminations and other	(310)	(617)	—

10,140	13,095	-22.6	Total Industrial Activities	5,148	7,092	-27.4

925	990	-6.6	Financial Services	437	518	-15.6
(53)	(74)	—	Eliminations and other	(23)	(33)	—

11,012	14,011	-21.4	Total	5,562	7,577	-26.6

CNH INDUSTRIAL

Adjusted EBIT(1) by Segment under EU-IFRS ($ million)

Six Months ended June 30,						Three Months ended June 30,
2020	2019	$ change	2020 adjusted EBIT margin	2019 adjusted EBIT margin		2020	2019	$ change	2020 adjusted EBIT margin	2019 adjusted EBIT margin
229	490	-261	4.8%	8.8%	Agriculture	213	310	-97	8.4%	10.0%
(169)	31	-200	(20.1)%	2.2%	Construction	(86)	22	-108	(20.5)%	2.9%
(242)	184	-426	(6.4)%	3.6%	Commercial and Specialty Vehicles	(176)	101	-277	(10.1)%	3.7%
41	184	-143	2.7%	8.5%	Powertrain	28	93	-65	3.7%	8.2%
(142)	(98)	-44	—	—	Unallocated items, eliminations and other	(73)	(46)	-27	—	—

(283)	791	-1,074	(2.8)%	6.0%	Total Industrial Activities	(94)	480	-574	(1.8)%	6.8%

196	250	-54	21.2%	25.3%	Financial Services	75	119	-44	17.2%	23.0%
—	—	—	—	—	Eliminations and other	—	—	—	—	—

(87)	1,041	-1,128	(0.8)%	7.4%	Total	(19)	599	-618	(0.3)%	7.9%

(1)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Adjusted EBITDA(1) by Segment under EU-IFRS ($ million)

Six Months ended June 30,						Three Months ended June 30,
2020	2019	$ change	2020 adjusted EBITDA margin	2019 adjusted EBITDA margin		2020	2019	$ change	2020 adjusted EBITDA margin	2019 adjusted EBITDA margin
464	767	-303	9.7%	13.7%	Agriculture	329	446	-117	13.0%	14.4%
(128)	85	-213	(15.2)%	6.1%	Construction	(66)	49	-115	(15.7)%	6.5%
107	542	-435	2.8%	10.6%	Commercial and Specialty Vehicles	(3)	279	-282	(0.2)%	10.3%
126	274	-148	8.3%	12.6%	Powertrain	71	138	-67	9.3%	12.1%
(141)	(96)	-45	—	—	Unallocated items, eliminations and other	(73)	(45)	-28	—	—

428	1,572	-1,144	4.2%	12.0%	Total Industrial Activities	258	867	-609	5.0%	12.2%

325	376	-51	35.1%	38.0%	Financial Services	140	179	-39	32.0%	34.6%
—	—	—	—	—	Eliminations and other	—	—	—	—	—

753	1,948	-1,195	6.8%	13.9%	Total	398	1,046	-648	7.2%	13.8%

(1)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL

Key Balance Sheet data under EU-IFRS ($ million)

	June 30, 2020	March 31, 2020	December 31, 2019
Total Assets	46,790	45,711	49,182
Total Equity	7,554	7,314	7,863
Equity attributable to CNH Industrial N.V.	7,500	7,267	7,819
Net debt	(18,918)	(19,240)	(19,630)
of which Net debt of Industrial Activities(1)	(2,713)	(2,735)	(1,403)

(1)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Net income reconciliation U.S. GAAP to EU-IFRS ($ million)

Six Months ended June 30,			Three Months ended June 30,
2020	2019		2020	2019
307	691	Net income (loss) in accordance with U.S. GAAP	361	427

		Adjustments to conform with EU-IFRS:
(131)	(25)	Development costs	(100)	(3)
(1,475)	—	Nikola investment fair value adjustment(1)	(1,475)	—
(48)	(21)	Other adjustments(2)	(22)	(53)
53	9	Tax impact on adjustments and other income tax differences	41	12

(1,601)	(37)	Total adjustments	(1,556)	(44)

(1,294)	654	Profit (loss) in accordance with EU-IFRS	(1,195)	383

(1)	Starting from the second quarter of 2020, the investment in Nikola Corporation is measured at fair value through profit or loss under U.S. GAAP.

This investment is measured at fair value through other comprehensive income under EU-IFRS.

(2)	This item also includes the different accounting impacts from the modification of a healthcare plan in the U.S.

CNH INDUSTRIAL

Total Equity reconciliation U.S. GAAP to EU-IFRS ($ million)

	June 30, 2020	December 31, 2019
Total Equity under U.S. GAAP	5,925	6,121

Adjustments to conform with EU-IFRS:
Development costs	2,101	2,260
Other adjustments	(39)	(87)
Tax impact on adjustments and other income tax differences	(433)	(431)

Total adjustments	1,629	1,742

Total Equity under EU-IFRS	7,554	7,863

Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Six Months Ended June 30, 2020			Six Months Ended June 30, 2019
	Average	At June 30,	At December 31, 2019	Average	At June 30,
Euro	0.907	0.893	0.890	0.885	0.879
Pound sterling	0.794	0.815	0.757	0.773	0.788
Swiss franc	0.966	0.951	0.966	1.000	0.976
Polish zloty	4.003	3.979	3.789	3.799	3.734
Brazilian real	4.909	5.458	4.020	3.843	3.823
Canadian dollar	1.364	1.368	1.299	1.334	1.309
Turkish lira	6.487	6.855	5.950	5.626	5.769

CNH INDUSTRIAL N.V.

Condensed Consolidated Income Statement

For The Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

(EU-IFRS)

	Three Months Ended June 30,		Six Months Ended June 30,
($ million)	2020	2019	2020	2019
Net revenues	5,562	7,577	11,012	14,011
Cost of sales	5,393	6,146	10,122	11,311
Selling, general and administrative costs	431	538	933	1,071
Research and development costs	307	281	555	555
Result from investments:	12	13	12	17
Share of the profit/(loss) of investees accounted for using the equity method	12	13	12	17
Gains/(losses) on the disposal of investments	—	—	—	—
Restructuring costs	7	30	12	36
Goodwill impairment loss	576	—	576	—
Other income/(expenses)	(61)	(26)	(107)	(50)
Financial income/(expenses)	(75)	(63)	(129)	(135)
PROFIT/(LOSS) BEFORE TAXES	(1,276)	506	(1,410)	870
Income tax (expense)	81	(123)	116	(216)
PROFIT/(LOSS) FROM CONTINUING OPERATIONS	(1,195)	383	(1,294)	654
PROFIT/(LOSS) FOR THE PERIOD	(1,195)	383	(1,294)	654

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent	(1,206)	371	(1,316)	635
Non-controlling interests	11	12	22	19

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	(0.89)	0.27	(0.97)	0.47
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	(0.89)	0.27	(0.97)	0.47

This Condensed Consolidated Income Statement should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2019 included in the EU Annual Report. This Condensed Consolidated Income Statement represents the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Financial Position

As of June 30, 2020 and December 31, 2019

(Unaudited)

(EU-IFRS)

($ million)	June 30, 2020	December 31, 2019
ASSETS
Intangible assets	4,689	5,522
Property, plant and equipment	4,891	5,769
Investments and other financial assets:	2,298	707
Investments accounted for using the equity method	518	550
Equity investments measured at fair value through other comprehensive income	1,733	108
Other investments and financial assets	47	49
Leased assets	1,813	1,857
Defined benefit plan assets	23	28
Deferred tax assets	924	806

Total Non-current assets	14,638	14,689

Inventories	6,868	7,065
Trade receivables	472	408
Receivables from financing activities	17,424	19,429
Current tax receivables	195	260
Other current assets	1,139	1,475
Other financial assets	170	73
Cash and cash equivalents	5,868	5,773

Total Current assets	32,136	34,483

Assets held for sale	16	10

TOTAL ASSETS	46,790	49,182

EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent	7,500	7,819
Non-controlling interests	54	44

Total Equity	7,554	7,863

Provisions:	4,599	4,787
Employee benefits	1,606	1,701
Other provisions	2,993	3,086
Debt:	24,959	25,413
Asset-backed financing	11,078	11,757
Other debt	13,881	13,656
Other financial liabilities	103	121
Trade payables	4,544	5,635
Tax liabilities	227	181
Deferred tax liabilities	213	274
Other current liabilities	4,591	4,908
Liabilities held for sale	—	—

Total Liabilities	39,236	41,319

TOTAL EQUITY AND LIABILITIES	46,790	49,182

This Condensed Consolidated Statement of Financial Position should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2019 included in the EU Annual Report. This Condensed Consolidated Statement of Financial Position represents the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Cash Flows

For The Six Months Ended June 30, 2020 and 2019

(Unaudited)

(EU-IFRS)

	Six Months Ended June 30,
($ million)	2020	2019
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,773	5,803
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss) for the period	(1,294)	654
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)	581	625
(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments)	3	1
Goodwill impairment loss	576	—
Other non-cash items	380	35
Dividends received	31	13
Change in provisions(*)	(100)	(146)
Change in deferred income taxes	(219)	47
Change in items due to buy-back commitments(1)	89	(71)
Change in operating lease items(2)	44	(31)
Change in working capital(*)	(814)	(1,155)

TOTAL	(723)	(28)

C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)	(288)	(378)
Consolidated subsidiaries and other equity investments	(145)	—
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)	5	2
Net change in receivables from financing activities	1,034	(553)
Other changes	128	56

TOTAL	734	(873)

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Net change in debt and other financial assets/liabilities	272	(211)
Capital increase	—	—
Dividends paid	(3)	(278)
Purchase of treasury shares	—	(45)
Purchase of ownership interests in subsidiaries	(9)	—

TOTAL	260	(534)

Translation exchange differences	(176)	(22)

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	95	(1,457)

F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	5,868	4,346

Notes:

(*)

Following the adoption, on January 1, 2019, of IFRIC Interpretation 23, figures for the six months ended June 30, 2019 have been reclassified due to the change in classification for identified income tax-related risks that were previously recognized as a provision.

(1)

Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses.

(2)	Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.

These Condensed Consolidated Statement of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2019 included in the EU Annual Report. This Condensed Consolidated Statement of Cash Flows represents the consolidation of all CNH Industrial N.V. subsidiaries.